

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Ian Bothwell
CFO
Skycrest Holdings, LLC
1930 Harrison Street, Suite 204
Hollywood, FL 33020

      **Re:  Organicell Regenerative Medicine, Inc.**
          **Schedule 13D/A filed by Skycrest Holdings, LLC**
          **Filed February 14, 2023**
          **File No. 005-87575**

Dear Ian Bothwell:

      We have reviewed the above-captioned filing and February 14, 2023 response to our comment letter and have the following comment. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2023 letter.

Schedule 13D/A filed February 14, 2023

General

1.      We note your response to comment 2. The amended filing does not provide the required qualitative disclosure narrative for each item requirement of Schedule 13D, including any negative responses. See Rule 13d-1(a) and Instruction A. to Schedule 13D. While the staff of the Office of Mergers and Acquisitions will not undertake any further examination of the filer's non-compliance with this rule at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

      Please direct any questions to Michael Killoy (202) 551-7576 or Nicholas Panos at (202) 551-3266.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Mergers & Acquisitions

cc:    Edward Anderson